52 Edison Court
Monsey, NY 10952
E:   info@gisser.com
W:  www.gisser.com
P:   845.356.8008
F:   845.356.8118

November 21, 2008

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Responses to Comments for:
Gisser Automotive Concepts, Inc.
Registration Statement on Form S1, Amendment No. 7
Comments Received September 30, 2008
File No. 333-145181

Dear Mr. Humphrey,

We have received your comments dated September 30, 2008 both by fax and via our Securities Counsel. Thank you again for your review of our submission by your agency.

In the past we have provided a number of pages and listed the responses to each of your comments as well as providing a highlighted redline of the edits in our S-1/A. Since there were only a limited number of comments and they were all addressed within the updated April 30, 2008 & 2007 and newly provided, October 31, 2008 & April 30, 2008, financial statements, we did not see any need for the additional documents. Additionally we have provided the updated Accountant’s Consents within this Amendment No. 7 to our Form S1 Registration Statement.

Also as directed by the SEC, we have not submitted a request for acceleration of effective date and will hold off until you advise us of the appropriate time.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,

Daryl K. Gisser
President, GAC